Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2016 AND 2015
(UNAUDITED)

Approved for issuance: July 7, 2016

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2016	2015	2016	2015
Revenues
Print advertising	115,391	112,177	369,073	280,815
Print circulation	64,860	59,043	196,528	151,989
Digital	28,041	25,833	83,661	70,636
Other	10,026	8,039	29,220	16,611
Total revenues	218,318	205,092	678,482	520,051
Expenses
Compensation (note 6)	91,673	80,527	276,479	201,186
Newsprint	12,760	10,300	37,826	23,476
Distribution	40,552	33,661	122,811	80,561
Production	17,968	17,275	52,541	39,845
Other operating	35,578	32,690	113,845	85,879
Operating income before depreciation, amortization, impairment and restructuring (note 3)	19,787	30,639	74,980	89,104
Depreciation	5,280	4,628	16,419	26,175
Amortization	5,431	10,236	16,596	29,299
Impairments (note 7)	20,000	151,200	207,000	153,043
Restructuring and other items (notes 4 and 9)	7,373	14,357	30,257	23,273
Operating loss	(18,297)	(149,782)	(195,292)	(142,686)
Interest expense	18,231	17,147	56,004	50,336
Net financing expense relating to employee benefit plans (note 11)	1,449	1,391	4,348	4,172
(Gain) loss on disposal of property and equipment and asset held-for-sale	(147)	(6)	241	(746)
(Gain) loss on derivative financial instruments (note 14)	(2,677)	596	(1,438)	(3,512)
Foreign currency exchange (gains) losses	(11,471)	(2,070)	(1,405)	42,377
Loss before income taxes	(23,682)	(166,840)	(253,042)	(235,313)
Recovery of income taxes	-	(26,000)	-	(26,000)
Net loss attributable to equity holders of the Company	(23,682)	(140,840)	(253,042)	(209,313)

Loss per share attributable to equity holders of the Company (note 12):
Basic	$(0.08)	$(0.84)	$(0.90)	$(2.51)
Diluted	$(0.08)	$(0.84)	$(0.90)	$(2.51)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2016	2015	2016	2015
Net loss attributable to equity holders of the Company	(23,682)	(140,840)	(253,042)	(209,313)

Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 11)	(25,400)	10,631	(47,863)	3,957
Other comprehensive income (loss)	(25,400)	10,631	(47,863)	3,957
Comprehensive loss attributable to equity holders of the Company	(49,082)	(130,209)	(300,905)	(205,356)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)
	As at May 31, 2016	As at August 31, 2015
ASSETS
Current Assets
Cash	20,614	43,813
Restricted cash (note 5)	12,301	25,373
Accounts receivable	98,323	99,548
Income taxes receivable	-	3,700
Inventory	7,001	6,879
Prepaid expenses and other assets	10,608	12,314
Total current assets	148,847	191,627

Non-Current Assets
Property and equipment	262,339	274,511
Derivative financial instruments (note 14)	4,731	2,093
Other assets (note 11)	4,617	3,998
Intangible assets (note 7)	161,396	313,394
Goodwill (note 7)	20,789	88,474
Total assets	602,719	874,097

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 8)	88,856	87,083
Provisions (note 9)	20,089	18,546
Deferred revenue	37,625	37,410
Current portion of long-term debt (note 10)	19,465	25,996
Total current liabilities	166,035	169,035

Non-Current Liabilities
Long-term debt (note 10)	628,540	646,336
Employee benefit obligations and other liabilities (notes 11 and 13)	197,536	147,574
Provisions (note 9)	689	442
Total liabilities	992,800	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus (note 13)	10,283	10,169
Deficit	(935,832)	(634,927)
Total deficiency	(390,081)	(89,290)
Total liabilities and deficiency	602,719	874,097

Subsequent event (note 16)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the nine months ended May 31, 2016

	Capital	Contributed		Total
	Stock	Surplus	Deficit	Deficiency
Balance as at August 31, 2015	535,468	10,169	(634,927)	(89,290)
Net loss attributable to equity holders of the Company	-	-	(253,042)	(253,042)
Other comprehensive loss	-	-	(47,863)	(47,863)
Comprehensive loss attributable to equity holders of the Company	-	-	(300,905)	(300,905)
Share-based compensation plans (note 13)	-	114	-	114
Balance as at May 31, 2016	535,468	10,283	(935,832)	(390,081)

	For the nine months ended May 31, 2015

	Capital	Contributed		Total Equity
	Stock	Surplus	Deficit	(Deficiency)
Balance as at August 31, 2014	371,132	9,890	(370,078)	10,944
Net loss attributable to equity holders of the Company	-	-	(209,313)	(209,313)
Other comprehensive income	-	-	3,957	3,957
Comprehensive loss attributable to equity holders of the Company	-	-	(205,356)	(205,356)
Share-based compensation plans (note 13)	-	355	-	355
Shares issued (note 4)	173,500	-	-	173,500
Share issuance costs (note 4)	(9,138)	-	-	(9,138)
Balance as at May 31, 2015	535,494	10,245	(575,434)	(29,695)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2016	2015	2016	2015
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(23,682)	(140,840)	(253,042)	(209,313)
Items not affecting cash:
Depreciation	5,280	4,628	16,419	26,175
Amortization	5,431	10,236	16,596	29,299
Impairments (note 7)	20,000	151,200	207,000	153,043
(Gain) loss on derivative financial instruments	(2,677)	596	(1,438)	(3,512)
Non-cash interest	1,011	1,010	3,029	2,645
(Gain) loss on disposal of property and equipment and asset held-for-sale (note 4)	(147)	(6)	241	(746)
Non-cash foreign currency exchange (gains) losses	(11,328)	(1,777)	(1,263)	42,112
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 13)	(84)	(212)	(248)	255
Deferred income tax recovery	-	(26,000)	-	(26,000)
Net financing expense relating to employee benefit plans (note 11)	1,449	1,391	4,348	4,172
Non-cash compensation expense of employee benefit plans (note 11)	190	-	-	-
Employee benefit funding in excess of compensation expense (note 11)	-	(822)	(1,720)	(570)
Net change in non-cash operating accounts (note 15)	10,978	28,973	8,196	12,816
Cash flows from (used in) operating activities	6,421	28,377	(1,882)	30,376
INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (note 4)	639	9	1,945	13,215
Purchases of property and equipment	(4,535)	(531)	(6,433)	(2,889)
Purchases of intangible assets (note 4)	(2,587)	(258)	(3,998)	(561)
Purchase of warrants (note 14)	-	-	(1,200)	-
Receipt of working capital adjustment (note 4)	-	-	1,208	-
Acquisition, net of cash acquired (notes 4 and 7)	85	(303,485)	85	(303,485)
Cash flows used in investing activities	(6,398)	(304,265)	(8,393)	(293,720)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (note 4)	-	140,000	-	140,000
Proceeds from issuance of shares (note 4)	-	173,500	-	173,500
Repayment of long-term debt	(9,733)	(9,733)	(25,996)	(15,983)
Restricted cash (notes 4 and 5)	4,008	12,442	13,072	-
Debt issuance costs (note 4)	-	(3,041)	-	(5,231)
Share issuance costs (note 4)	-	(6,196)	-	(9,138)
Cash flows from (used in) financing activities	(5,725)	306,972	(12,924)	283,148
Net change in cash for the period	(5,702)	31,084	(23,199)	19,804
Cash at beginning of period	26,316	19,210	43,813	30,490
Cash at end of period	20,614	50,294	20,614	50,294

Supplemental disclosure of operating cash flows
Interest paid	12,818	12,815	49,794	41,438
Income taxes received (note 7)	3,785	-	3,785	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2016 AND 2015

(In thousands of Canadian dollars, except as otherwise noted)

1.       DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com  and canoe.com websites, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment. The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.       BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

On April 7, 2016, the Company announced that management, as overseen by an independent special board committee, was reviewing alternatives to improve its operations, capital structure and financial liquidity. The Company has experienced continued declines in revenues due to ongoing economic and structural factors resulting in an increasingly challenging operating environment. These challenges have had an impact on liquidity risk which is the risk that the Company will not be able to meet its financial obligations as they come due or the risk that those financial obligations have to be met at excessive cost (note 14). Subsequent to May 31, 2016, the Company announced a proposed recapitalization transaction which is described in note 16 (the “Recapitalization Transaction”).

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on July 7, 2016.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except for the estimates relating to the calculation of impairment, which includes the determination of fair value less costs of disposal (“FVLCD”) for the Company’s cash-generating units (“CGU” or CGUs”) as described in note 7.

Accounting standards issued but not yet effective

IFRS 16 – Leases

The standard was issued in January 2016 and replaces IAS 17 – Leases. The new standard provides a single lessee accounting model which eliminates the distinction between operating and finance leases. In particular, lessees will be required to report most leases on the statement of financial position by recognizing right-of-use assets and related financial liabilities. Lessor accounting remains largely unchanged. The standard is required to be applied for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

3.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents as an additional IFRS measure, operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations to assist users in assessing financial performance. The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similarly titled measures presented by other companies.

4.       BUSINESS ACQUISITIONS

On February 29, 2016, the Company acquired the assets of Start23 Inc. for cash consideration of $1.0 million. The purchase includes the Ampifii software, which allows marketers to spread their content and message across a variety of networks and accordingly, the purchase price was allocated to intangible assets on the consolidated statement of financial position.

On October 6, 2014, the Company entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital adjustment of $1.2 million (the “Sun Acquisition”). During the three and nine months ended May 31, 2015, the Company incurred acquisition costs of $7.6 million and $10.3 million, respectively, and integration costs of $0.9 million $2.3 million, respectively both of which are included in restructuring and other items in the condensed consolidated statement of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. The Company financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of  8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three and nine months ended May 31, 2015, the Company recorded $1.3 million and $5.2 million, respectively, of interest expense related to the Notes Subscription Receipts in the condensed consolidated statement of operations.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash. The sale of the Montreal Gazette production facility closed October 31, 2014 and the net proceeds of $12.4 million were used to fund a portion of the Sun Acquisition. Prior to the closing of the Sun Acquisition the net proceeds were classified as restricted cash on the consolidated statement of financial position.

For more information on the Sun Acquisition, including the detail of the net assets acquired see the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

5.       RESTRICTED CASH

At as August 31, 2015, net proceeds of $17.2 million and $8.2 million related to the sales of the Vancouver newspapers and the Edmonton Journal production facilities, respectively, were recorded as restricted cash on the consolidated statement of financial position. Pursuant to the First-Lien Notes indenture, any net proceeds from an asset disposition in excess of $10.0 million shall be deemed as Mandatory Offer Collateral Proceeds and would be used to make an offer to redeem an equal amount of First-Lien Notes, while any net proceeds from an asset disposition of more than $5.0 million but less than $10.0 million are available to be reinvested in the business.

Restricted Cash
August 31, 2015	25,373
First-Lien Notes payment (1)	(6,717)
Purchases of property and equipment and intangible assets (2)	(6,417)
Interest earned	62
May 31, 2016	12,301

(1)
During the nine months ended May 31, 2016, $6.7 million of restricted cash related to the Vancouver newspapers production facility was used to redeem $6.5 million aggregate principal amount of First-Lien Notes and pay accrued interest of $0.2 million. The remaining restricted cash of $10.5 million is being held in trust by the 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) noteholders and is available to be reinvested in the business by July 30, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million the Company will be required to make an offer to redeem an equal amount of Second-Lien Notes. Any restricted cash will be made available to the Company upon completion of the Recapitalization Transaction announced subsequent to May 31, 2016 (note 16).

(2)
During the three and nine months ended May 31, 2016, $4.0 million and $6.4 million, respectively, of restricted cash related to the Edmonton Journal production facility was reinvested in the business through the purchase of property and equipment and intangible assets. The remaining restricted cash of $1.8 million is being held in trust by the First-Lien noteholders and is available to be reinvested in the business by July 9, 2016. Subsequent to May 31, 2016, the remaining restricted cash of $1.8 million was received and reinvested in the business.

6.       ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

In October 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. The Company refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015 received $17.8 million (including accrued interest of $0.5 million), related to this claim. The claim primarily related to previously recognized compensation expenses, and as a result the Company recorded the tax credit as a recovery of compensation expense, including an initial recovery of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process. In the three and nine months ended May 31, 2015, the Company received the proceeds from the claim and recorded a recovery of compensation expense of $3.5 million and $17.3 million, respectively, related to this claim.

On April 23, 2015, the Ontario Minister of Finance announced changes to the eligibility rules for the Ontario Interactive Digital Media Tax Credit that will result in the Company being ineligible in the future. As a result during the three months ended February 29, 2016, the Company filed its final claim under the program for the period from September 1, 2012 to April 23, 2015 in the amount of $20.7 million, and will record the tax credit receivable and related recovery of expenses when there is reasonable assurance the Company has complied with the conditions of the program.

7.       IMPAIRMENT OF GOODWILL AND LONG LIVED ASSETS

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2016	2015	2016	2015

Impairment of goodwill and long lived assets
Goodwill	-	80,000	67,600	80,000
Intangible assets - mastheads	16,665	64,750	121,465	64,750
Intangible assets - domain names	2,731	5,213	17,331	5,213
Intangible assets - subscriber lists	604	737	604	737
Other impairments
Asset held-for-sale - land and building	-	500	-	2,343
Impairments	20,000	151,200	207,000	153,043

Impairment of goodwill and long lived assets

During the three months ended May 31, 2016, the Company completed its annual impairment testing of goodwill and indefinite life intangible assets as at May 31, 2016. Prior to the annual impairment test, during the six months ended February 29, 2016 as a result of indicators of impairment relating to the uncertainty in the print advertising market and the rapidly evolving digital advertising market, the Company performed an interim impairment test. The recoverable amounts for both tests were based on FVLCD of the CGUs, which are primarily geographical groups of newspapers by city or region, as applicable. The FVLCD was determined by applying a market multiple of 4.25 times the adjusted trailing twelve month operating income before depreciation, amortization, impairment and restructuring of the Company less disposal costs. Management determined this key assumption based on an average of market multiples for comparable entities. For the three and nine months ended May 31, 2015, the Company determined FVLCD using a discounted cash flow approach, however due to the uncertainty associated with advertising markets, the Company revised its methodology to a market multiple approach. The after tax discount rate and terminal growth rate used by the Company for the annual impairment test as at May 31, 2015 was 12.7% and 0.0%, respectively.

Impairment of long lived assets

As a result of the impairment test as at May 31, 2016, the Company determined that certain of its CGU’s recoverable amounts were less than their carrying amount. As a result the Company recorded an impairment charge in the three months ended May 31, 2016 of $20.0 million which was allocated to its mastheads, domain names and subscriber lists of $16.7 million, $2.7 million and $0.6 million, respectively, within the individual CGUs (2015 - $70.7 million). As the recoverable amount of these CGUs are equal to their carrying value as at May 31, 2016 any reasonably possible change in key assumption, primarily being the market multiple, would impact the impairment recorded. If the market multiple were to decrease or increase by 0.25 times, the impairment would increase or decrease approximately $0.9 million.

The Company has recorded an impairment charge for the nine months ended May 31, 2016 of $139.4 million which was allocated to its mastheads, domain names and subscriber lists of $121.5 million, $17.3 million and $0.6 million, respectively, within the individual CGUs (2015 - $70.7 million).

Impairment of goodwill

As a result of the impairment test as at February 29, 2016, the Company determined the Newsmedia operating segment was impaired as the recoverable amount was less than its carrying amount. The Newsmedia operating segment contains goodwill, as goodwill is monitored by management at the level of the Company’s single operating segment. As a result the Company recorded a goodwill impairment charge in the nine months ended May 31, 2016 of $67.6 million (2015 - $80.0 million).

Based on the annual impairment test as at May 31, 2016, the Company concluded there was no additional impairment of goodwill and the reasonable range of recoverable amounts for the Newsmedia operating segment, based on the high end of the range, was greater than its carrying value by an excess of $25.2 million (or 5.5%). For the Newsmedia operating segment if the market multiple were to decrease by 0.25 times, which management considers to be a reasonably possible change in its key assumption, the goodwill impairment would increase $20.8 million, representing the remaining balance of goodwill.

There were no tax impacts as a result of the impairment charges. The fair value less costs of disposal measurements would represent a Level 3 measurement within the fair value hierarchy due to required allocation of corporate costs and the estimated costs of disposal within the individual CGUs.

Changes to intangible assets and goodwill for the nine months ended May 31, 2016 are as follows:

	Intangible assets	Goodwill
August 31, 2015	313,394	88,474
Additions	3,998	-
Amortization	(16,596)	-
Impairments	(139,400)	(67,600)
Acquisition(1)	-	(85)
May 31, 2016	161,396	20,789

(1)
During the three and nine months ended May 31, 2016, the Company received $3.8 million related to income taxes receivable, of which $3.7 million was estimated as part of the identifiable assets acquired in the Sun Acquisition resulting in a decrease to the goodwill acquired of $0.1 million.

Other impairments

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the Edmonton Journal production facility as held-for-sale. As at May 31, 2015, the estimated fair value less costs of disposal of the production facility was reduced to $8.2 million based on the expected net proceeds. As a result, during the three and nine months ended May 31, 2015, the Company recorded an impairment loss of $0.5 million and $2.3 million, respectively, in the condensed consolidated statement of operations.

8.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2016	As at August 31, 2015
Trade accounts payable	19,013	19,525
Accrued liabilities	51,253	52,977
Accrued interest on long-term debt	18,590	14,581
Accounts payable and accrued liabilities	88,856	87,083

9.       PROVISIONS

	Restructuring (a)	Unoccupied leases (a)	Other provisions (b)	Total
Provisions as at August 31, 2015	18,392	-	596	18,988
Charges (recoveries)	26,920	3,337	(144)	30,113
Payments	(26,047)	(2,241)	(35)	(28,323)
Provisions as at May 31, 2016	19,265	1,096	417	20,778
Portion due within one year	(19,265)	(705)	(119)	(20,089)
Non-current provisions	-	391	298	689

(a) Restructuring and unoccupied leases

During the year ended August 31, 2015, the Company completed a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs. The restructuring expense consisted of severance costs which include both involuntary and voluntary buyouts and included initiatives such as the outsourcing of the Company’s production at certain newspapers. During the year ended August 31, 2015 the Company began new initiatives which include the integration of the properties acquired as part of the Sun Acquisition and incurred restructuring expense in the three and nine months ended May 31, 2016 that consists of severance costs of $7.4 million and $26.9 million, respectively, which include both involuntary and voluntary buyouts, as well as a provision for onerous leases related to unoccupied property of $3.3 million in the nine months ended May 31, 2016. The new integration initiative is expected to be completed by the year ending August 31, 2017.

(b) Other provisions

Other provisions include unfavorable lease contracts, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.    LONG-TERM DEBT

				As at May 31, 2016	As at August 31, 2015
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	302,784	(2,836)	299,948	324,176
12.5% Senior Secured Notes (US$268.6M) (2)	July 2018	352,180	(4,123)	348,057	348,156
Senior Secured Asset-Based Revolving Credit Facility	October 2015	N/A	N/A	N/A	-
Total long-term debt				648,005	672,332
Portion due within one year				(19,465)	(25,996)
Non-current long-term debt				628,540	646,336

(1)
For each quarter ending February and August, if the consolidated First-Lien Notes leverage ratio exceeds 2:1, the Company is obligated to make a mandatory First-Lien Notes excess cash flow offer. As at February 29, 2016, the consolidated First-Lien Notes leverage ratio exceeded 2:1, however the excess cash flow did not meet the minimum threshold for an excess cash flow offer as per the terms of the First-Lien Notes indenture.

(2)	US$ principal translated to the Canadian equivalent based on the foreign exchange rate on May 31, 2016 of US$1:$1.3110 (August 31, 2015 - US$1:$1.3157).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except as described below. In addition, subsequent to May 31, 2016, the Company announced a proposed Recapitalization Transaction (note 16).

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility matured on October 16, 2015 and was not replaced. The ABL Facility was secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the three and nine months ended May 31, 2015, the Company incurred $0.6 million of debt issuance costs which were amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Amortization expense in respect of the financing fees of the ABL Facilities for the three and nine months ended May 31, 2016 was nil and $0.1 million, respectively (2015 - $0.2 million and $0.4 million, respectively).

11.    EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and nine months ended May 31, 2016 and 2015 are as follows:

	For the three months ended May 31, 2016 and 2015
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current service cost	3,471	3,036	374	366	446	847	4,291	4,249
Administration costs	227	222	-	-	-	-	227	222
Net actuarial (gains) losses	-	-	-	-	463	(261)	463	(261)
Net financing expense	631	578	654	632	164	181	1,449	1,391
Net defined benefit plan expense (1)	4,329	3,836	1,028	998	1,073	767	6,430	5,601

	For the nine months ended May 31, 2016 and 2015
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current service cost	10,410	9,108	1,122	1,098	1,338	2,541	12,870	12,747
Administration costs	681	666	-	-	-	-	681	666
Net actuarial losses	-	-	-	-	324	321	324	321
Net financing expense	1,896	1,734	1,960	1,896	492	542	4,348	4,172
Net defined benefit plan expense (1)	12,987	11,508	3,082	2,994	2,154	3,404	18,223	17,906

(1)
All current service costs, administration costs and net actuarial gains (losses) related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations. Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive loss of the condensed consolidated statements of comprehensive loss for the three and nine months ended May 31, 2016 and 2015 are as follows:

	For the three months ended May 31, 2016 and 2015
	Pension benefits		Post-retirement benefits		Total
	2016	2015	2016	2015	2016	2015
Net actuarial gains (losses) on employee benefits	(20,936)	8,494	(4,464)	2,137	(25,400)	10,631
Net actuarial gains (losses) recognized in other comprehensive loss	(20,936)	8,494	(4,464)	2,137	(25,400)	10,631

	For the nine months ended May 31, 2016 and 2015
	Pension benefits		Post-retirement benefits		Total
	2016	2015	2016	2015	2016	2015
Net actuarial gains (losses) on employee benefits	(42,106)	5,284	(5,757)	(1,327)	(47,863)	3,957
Net actuarial gains (losses) recognized in other comprehensive loss	(42,106)	5,284	(5,757)	(1,327)	(47,863)	3,957

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the nine months ended May 31, 2016 are as follows:

	Pension benefits (1)	Post-retirement benefits	Other long- term employee benefits	Total (2)

Net defined benefit plan obligation as at August 31, 2015	56,653	65,202	22,140	143,995
Amounts recognized in the statement of operations	12,987	3,082	2,154	18,223
Amounts recognized in other comprehensive loss	42,106	5,757	-	47,863
Employer contributions to the plans	(11,887)	(1,989)	(1,719)	(15,595)
Net defined benefit plan obligation as at May 31, 2016	99,859	72,052	22,575	194,486

(1)
Pension benefits include the benefits earned after April 13, 2015 for four pension benefit plans created as part of the Sun Acquisition which provides defined benefit pension benefits to union members from April 13, 2015 in accordance with the terms of the former QMI plans. The Company has agreed to assume the defined benefit obligation accrued by union members prior to April 13, 2015 contingent on the completion of an asset transfer from the QMI pension plans which is subject to the approval of the Financial Services Commission of Ontario. The Company agreed to reimburse QMI for half of any special payments made prior to the completion of the asset transfer and accordingly in the three and nine months ended May 31, 2016 paid QMI $0.2 million and $0.4 million, respectively (2015 – nil). The net defined benefit plan asset related to the benefits accrued to union members prior to April 13, 2015, estimated to be $4.3 million as at May 31, 2016 (August 31, 2015 - $3.9 million), are excluded from above and are recorded in other assets in the condensed consolidated statement of financial position.

(2)
As at August 31, 2015 and May 31, 2016, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

12.    LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and nine months ended May 31, 2016 and 2015.  No reconciling items in the computation of net loss exist.

	For the three months ended
	May 31,
	2016	2015
Basic weighted average shares outstanding during the period	281,181,845	168,553,522
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	281,181,845	168,553,522

Options and RSUs outstanding which are anti-dilutive	2,065,000	2,046,000

	For the nine months ended
	May 31,
	2016	2015
Basic weighted average shares outstanding during the period	281,181,845	83,461,044
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	281,181,845	83,461,044

Options and RSUs outstanding which are anti-dilutive	2,065,000	2,046,000

13.    SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the nine months ended May 31, 2016:

	Options	Weighted average exercise price
Balance, August 31, 2015	2,229,000	$5.44
Forfeited	(51,000)	$(1.94)
Cancelled	(212,000)	$(5.41)
Balance, May 31, 2016	1,966,000	$5.53

During the three and nine months ended May 31, 2016, the Company recorded compensation expense related to the Option Plan of a nominal amount and $0.1 million, respectively (2015 – $0.1 million and $0.4 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and nine months ended May 31, 2016, the Company granted 6,291,667 and 8,106,364 deferred share units (“DSUs”) under the DSU Plan, respectively (2015 – 233,642 and 670,228 DSUs, respectively).  During the three and nine months ended May 31, 2016, the Company recorded a recovery of $0.1 million and $0.4 million, respectively (2015 – $0.3 million and $0.1 million, respectively) to compensation expense, with an offset to employee benefit obligations and other liabilities.  All DSUs issued in the three and nine months ended May 31, 2016 vested immediately. Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash. During the three months ended May 31, 2016, the Company settled 55,952 DSUs in cash for a nominal amount and there were no cancellations (2015 – no settlements or cancellations). During the nine months ended May 31, 2016, the Company settled 603,777 DSUs for $0.1 million in cash and cancelled 27,411 DSUs for no consideration (2015 – no settlements or cancellations).

The aggregate carrying value of the DSU Plan liability was $0.3 million as at May 31, 2016 (August 31, 2015 - $0.7 million) and is based on 8,781,820 DSUs (August 31, 2015 – 1,279,233 DSUs) at a fair value per share of $0.03 (August 31, 2015 - $0.58). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

14.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at May 31, 2016 are as follows:

	As at May 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Embedded derivatives	4,391	-	-	4,391
Warrants (1)	340	-	340	-

(1)
On January 25, 2016, the Company entered into a marketing collaboration agreement (“Marketing Agreement”) with Mogo Finance Technology Inc. (“Mogo”). The Marketing Agreement provides the Company with revenue sharing and equity participation through warrants in Mogo in exchange for media promotional commitments over the next three years. As part of the Marketing Agreement, the Company paid $1.2 million for 1,196,120 five year warrants that entitled the Company to purchase common shares of Mogo at an exercise price of $2.96. Fifty percent of the warrants vest in equal instalments over three years and the remaining warrants vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. In addition, Mogo paid a set-up fee of $1.2 million which will be recognized as revenue over the term of the agreement. During the three and nine months ended May 31, 2016, the Company recognized a loss of $1.0 million and $0.9 million, respectively, related to the warrants which is included in (gain) loss on derivative financial instruments in the condensed consolidated statements of operations.

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including entity-specific credit risk, interest rate volatility, and discount factors. The fair value of the warrants are determined by the Black-Scholes option pricing model using Level 2 market inputs, including exercise price, risk-free interest rate, expected life, dividend yield and expected volatility.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended May 31, 2016 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the nine months ended May 31, 2016 are as follows:

2016

Asset as at August 31, 2015	2,093
Gain on derivative financial instruments recognized in the statement of operations (1)	2,298
Asset as at May 31, 2016	4,391

(1)	The gain on derivative financial instruments during the three and nine months ended May 31, 2016 includes a gain of $3.7 million and $2.3 million, respectively, related to the embedded derivatives.

Financial instruments measured at amortized cost

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, restricted cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at May 31, 2016 and August 31, 2015 are as follows:

	As at May 31, 2016		As at August 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Other financial liabilities
Long-term debt	648,005	392,677	672,332	693,977

The fair value of long-term debt is estimated based on quoted market prices (Level 1 inputs).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s $302.8 million First-Lien Notes mature in August 2017 and US$268.6 million Second-Lien Notes mature in July 2018. Economic and structural factors as well as the long-term debt maturities impact liquidity risk, however, the Company manages this risk by monitoring cash flow forecasts, implementing a number of cost reduction initiatives, deferring or eliminating discretionary spending and maintaining compliance with the terms of the note indentures. Subsequent to May 31, 2016, the Company announced a proposed recapitalization transaction (note 16).

Foreign currency risk

As at May 31, 2016, approximately 54% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2015 – 52%).  As May 31, 2016 and August 31, 2015, the Company has US$268.6 million Second-Lien Notes outstanding.

15.   STATEMENT OF CASH FLOWS

The following amounts compose the net change in non-cash operating accounts included in cash flows from operating activities in the condensed consolidated statement of cash flows for the three and nine months ended May 31, 2016 and 2015:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2016	2015	2016	2015
Accounts receivable	(1,127)	13,846	17	(4,346)
Income taxes receivable	3,700	-	3,700	-
Inventory	(38)	797	(122)	1,479
Prepaid expenses and other assets	517	(956)	1,006	(861)
Accounts payable, accrued liabilities and provisions	9,108	16,794	3,316	17,326
Deferred revenue	(1,073)	(1,504)	215	(810)
Employee benefit obligations and other liabilities and provisions	(109)	(4)	64	28
Changes in non-cash operating accounts	10,978	28,973	8,196	12,816

16.   SUBSEQUENT EVENT

On July 7, 2016 the Company announced a proposed Recapitalization Transaction as described below.

The Company will redeem $77.8 million aggregate principal amount of First-Lien Notes at par, plus accrued interest, from proceeds from the Recapitalization Transaction resulting in a total of $225.0 million 8.25% First Lien Notes outstanding. In addition, the maturity date of the First-Lien Notes will be extended to July 15, 2021 and will include semi-annual mandatory principal redemptions equal to 50% of excess cash flow with a minimum of $10.0 million annually. The First-Lien Notes are and will continue to be secured on a first priority basis by substantially all of the assets of the Company (“First-Lien Notes Collateral”).

The Company’s Second-Lien Notes together with all interest accrued from and after July 15, 2016, will be exchanged for Class C voting shares and/or Class NC variable voting shares (the “Shares”) of the Company that will represent approximately 98% of the Shares outstanding upon completion of the Recapitalization Transaction. Accrued interest due on July 15, 2016 will be paid in cash upon completion of the Recapitalization Transaction. In addition, the Company will issue $115.5 million of second-lien secured notes which will be denominated in equivalent US dollars due July 15, 2023 (“New Second-Lien Notes”). The New Second-Lien Notes will bear interest at 10.25% cash interest or 11.25% paid-in-kind interest, at the option of the Company subject to the conditions of no cash interest for the first three years unless the aggregate amount of First Lien Notes, together with any other first lien debt of the Company, is $112.5 million or less. The New Second-Lien Notes will be secured on a second priority basis by the First-Lien Notes Collateral.

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “Plan of Arrangement”) under the Canada Business Corporations Act and is expected to be completed by the end of September 2016. The Company will continue to operate its business and satisfy obligations to trade creditors, customers and employees, including pension and benefit plans, in the ordinary course of business. The Company does not expect the Recapitalization Transaction to result in any cash taxes however, it is anticipated the settlement of the Second-Lien Notes will result in debt forgiveness for tax purposes that will be offset by previously unused non-capital losses.

In connection with the Recapitalization Transaction, the Company has entered into support agreements (the “Support Agreements”) with Canso, acting on behalf of certain accounts that it manages, the holder of approximately 82% of the outstanding First Lien Notes, certain holders of approximately 80% of the outstanding Second Lien Notes (the “Ad Hoc Committee of Second-Lien Noteholders”) and certain holders of approximately 75% of outstanding Shares of the Company (the “Supporting Shareholders”). Pursuant to the Support Agreements, Canso, the Ad Hoc Committee of Second-Lien Noteholders and the Supporting Shareholders have agreed to support the Recapitalization Transaction.

The New Second-Lien Notes will be raised by way of an offering to holders of existing Second-Lien Notes, who will have the right to participate, to the extent permissible by law, on a pro-rata basis determined based on their holdings of Second-Lien Notes as at a record date to be determined.  The New Second-Lien Notes offering will be backstopped by certain holders of Second-Lien Notes in the Ad Hoc Committee of Second-Lien Noteholders (the “Backstop Parties”) pursuant to a backstop commitment letter (the “Backstop Commitment Letter”) entered into concurrently with the Support Agreements. In consideration for entering into the Backstop Commitment Letter, the Backstop Parties shall be entitled to receive a fee equal to the US dollar equivalent of $5.5 million, which shall be applied by the Backstop Parties to acquire additional New Second-Lien Notes which are included in the $115.5 million described above.

Any restricted cash, as described in note 5, will be made available to the Company upon completion of the Recapitalization Transaction.

Existing shareholders will collectively own approximately 2% of the outstanding Shares of the Company upon completion of the Recapitalization Transaction. The dual class share structure of the Company will remain in place upon implementation of the Recapitalization Transaction.

Completion of the Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the holders of the First-Lien Notes and Second-Lien Notes at meetings expected to be held in August 2016, shareholder approval, approval of the Plan of Arrangement by the Ontario Superior Court of Justice and the receipt of all necessary regulatory and stock exchange approvals. If all requisite approvals are obtained, the Plan of Arrangement will bind all holders of First-Lien Notes, Second- Lien Notes and Shares of the Company.